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                           February 25, 2022

       Robert Grosshandler
       Principal Executive Officer
       iConsumer Corp.
       73 Greentree Drive, #558
       Dover, DE 19904

                                                        Re: iConsumer Corp.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed February 17,
2022
                                                            File No. 024-11445

       Dear Mr. Grosshandler:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Lamparski at 202-551-4695 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Jeanne Campanelli